DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
(212) 450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

March 14, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") a Significant Event dated March 1, 2002.

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

dlw 3/19

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENT

On this day, Grupo Ferrovial, S.A., through an investee which owns shares representing an equity interest in Budimex, a Polish construction company that is listed on the Warsaw stock exchange, has been authorised to own an interest in Budimex in excess of 50% of voting rights.

Effective 1 March 2002, Grupo Ferrovial's voting rights were increased to 58.72% as a result of the suppression of the preferential nature of certain shares held by shareholders unrelated to Grupo Ferrovial.

Under the applicable Polish law, this supervening situation generates the obligation to make a tender offer for 100% of Budimex. The procedure for the tender offer will commence shortly.

Madrid. 5 March 2002

José María Pérez Tremps
Director and Company Secretary GRUPO FERROVIAL, S.A.